June 14, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.   20549

Attn:  Andrew D. Mew, Accounting Branch Chief

Re: NRG Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

File No. 001-15891

Dear Mr. Mew:

We hereby respond to the comments made by the Staff in your letter dated June 4, 2012 related to the above referenced filing of NRG Energy, Inc. (“NRG” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and NRG’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 95

Goodwill and Other Intangible Assets, page 97

1.              Please refer to the last sentence of the last paragraph on page 99.  Please tell us and in future filings expand your disclosure to provide more specific insight regarding your statement “If long-term natural gas prices remain depressed for an extended period of time, …” In this regard, it is not clear if depressed prices for the remainder of 2012 would likely impact your assessment or if you are referring to a longer time period.

Further, please discuss the degree of uncertainty associated with the key assumptions such as whether your consideration of market prices in the near term contemplated a continuation of the downward trend in market natural gas prices for the remainder of 2012 or beyond.  In other words, please provide insight into your outlook in developing your key assumptions or inputs in determining fair value of your Texas reporting unit.

Response:

As noted by the Staff, in the last sentence of the last paragraph of page 99 in our Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), we state: “If long-term natural gas prices remain depressed for an extended period of time, the Company’s goodwill may become impaired in the future, which would result in a non-cash charge, not to exceed $1.7 billion, related to the NRG Texas reporting unit.”  The reference to long-term natural gas prices in this statement was with respect to periods extending beyond 2012.  We will expand our disclosure in future filings to clarify this concept.  As discussed in our 2011 Form 10-K, the Company’s views of forward power and fuel prices consider market prices in the near term and the Company’s fundamental view for the longer term, as some relevant market prices are illiquid beyond 24 months.  If there is a significant change in our view on long-term natural gas prices during 2012 prior to our annual goodwill assessment, we will evaluate whether a triggering event has occurred under ASC 350-20-35-30 and whether it has an impact on our goodwill evaluation.

In addition to the disclosures previously provided in our 2011 Form 10-K, the following statements provide further insight into our outlook in developing our key assumptions and inputs in determining the fair value of our Texas reporting unit:

•                  The cash flow projections assume gradually rising wholesale power prices, reflecting higher forward natural gas prices as well as increasing market heat rates through 2017 due to an anticipated decline in reserve margins in the ERCOT market.  Reserve margin is the difference between system generation capability and anticipated peak load;

•                  The terminal value in year 2018 is calculated using the Gordon Growth Model, which assumes that the terminal value grows at a constant rate in perpetuity;

•                  The impact of Cross-State Air Pollution Rule environmental requirements is based on updated rules enacted in October and December 2011;

•                  The discount rate applied to internally developed cash flow projections for the Texas reporting unit represents the weighted average cost of capital consistent with the risk inherent in future cash flows and based upon an assumed capital structure, cost of long-term debt and cost of equity consistent with comparable companies in the integrated utility industry;

•                  Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors.  As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future.  Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the Texas reporting unit may include such items as follows:

•                  Continued depressed long-term natural gas prices which may result in lower power prices in the markets in which the Texas reporting unit operates;

•                  A significant change to power plants’ new-build/retirement economics and reserve margins resulting primarily from unexpected environmental or regulatory changes; and/or

•                  Macroeconomic factors that significantly differ from our assumptions in timing or degree.

We acknowledge the Staff’s comments, and in future filings, commencing with our 2012 Form 10-K, which will reflect our next annual goodwill impairment assessment performed each December, we will revise our critical accounting policy discussion to provide more insight into our outlook in developing our key assumptions or inputs in determining fair value of our Texas reporting unit, with language substantially similar to the above, as applicable.

Item 8 — Financial Statements and Supplementary Data

Note 3 — Business Acquisitions and Dispositions, page 127

2.              Refer to the Ivanpah acquisition.  We note that you assign no value to the acquired power purchase agreements based on the income approach.  Further, that you corroborate the fair value with a similar PPA with a delivery date consistent with the expected commercial operations date of each facility which we assume would have been negotiated during the same period as the PPAs acquired.  In that regard, provide us your valuation analysis to support the fact that the PPAs have no value.  In addition, advise us how you determined the fair value of the benchmark similar PPAs to be zero at the time of acquisition in April 2011.

Response:

The Company engaged an outside valuation specialist to assist with the acquisition accounting for Ivanpah including the valuation of the power purchase agreements (“PPAs”).  As described in Note 3 to our 2011 Form 10-K, the valuation was performed using the Excess Earnings Method.  Per your request and as discussed on June 11, 2012, we have delivered to you a paper copy of the valuation analysis used to support our conclusions.  The valuation analysis has been submitted to you as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and with a request for confidential treatment pursuant to 17 CFR §200.83.

Given that the terms of PPAs in the California market are not publicly available, market data is limited.  However, since the Company is actively involved in the development and acquisition of renewable projects and was during 2011, the Company views itself as indicative of a market participant.  Accordingly, the Company used internal data to validate the indicated value from the Excess Earnings Method.  Specifically, management reviewed the terms of the PPAs that were negotiated or the Company was in the process of negotiating with independent third party utilities during the months surrounding the acquisition and concluded that the terms of the Ivanpah PPAs were in line with the terms of the other PPAs that were entered into around that time for projects with similar commercial operation dates.  This corroborated the value that was determined using the Excess Earnings Method.  Our outside valuation specialist also utilized confidential data from non-NRG projects to validate this conclusion.

3.              We note from the Form 10-Q disclosure for the second quarter of 2011 that you paid and recorded $68 million for the Ivanpah transaction.  We also note that you committed to contribute $232 million into Ivanpah as part of its 50.1% equity interests purchase.  In that regard, explain to us in detail why you did not record the full purchase price including all or some of the commitments by you as well as Google.  Refer to ASC 805-10-55-18.

Response:

The Company applied the guidance in ASC 805-10-55-18 when considering whether to record its commitments to contribute additional cash into the Ivanpah projects as part of the accounting for the acquisition.  Specifically, we evaluated whether the commitments were for the benefit of the former owners, or for benefit of the acquirer or post-acquisition entity.  The Company also considered whether the committed amounts were contingent consideration, defined in the ASC glossary as “…an obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree as part of the exchange for control of the acquiree if specified future events occur or conditions are met.”

The Company’s commitments, in accordance with its agreements with the U.S. Department of Energy (“U.S. DOE”) and the Federal Financing Bank (“FFB”), are to fund its pro-rata portion of equity in the Ivanpah projects, for the purpose of financing the post-acquisition construction of the projects.  The Company, and the other Ivanpah investors, made such commitments in order to obtain financing for the project from the FFB with a loan guarantee provided by the U.S. DOE, which was executed concurrently with the acquisition.  The Company concluded that these amounts are not part of the consideration for the acquisition because they are not payable to the seller, and the committed amounts are for the benefit of the combined entity, rather than the former owners prior to the acquisition.

The Company also considered whether the commitments were assumed liabilities on the date of the acquisition.  The Company transferred consideration on the acquisition date to the sellers for its pro-rata share of the project costs incurred prior to the acquisition date. The Company’s commitments, as well as those of the other equity investors, including Google, were created as a result of the financing arrangement, which did not exist prior to the acquisition.  The commitments were not liabilities of the seller prior to the acquisition and are contingent upon the incurrence of construction costs for the projects.  Accordingly, the amounts were not considered to be liabilities assumed and were not part of the Company’s accounting for the business combination.

NRG has supported its commitments to fund these amounts by restricting cash or issuing letters of credit.  The Company has disclosed its aggregate commitments for equity contributions to its acquired solar projects, including its commitments for Ivanpah, in Note 3, Business Acquisitions and Dispositions, on page 128 of its 2011 Form 10-K, which totaled $216 million in restricted cash and $815 million in letters of credit as of December 31, 2011.

Note 4 — Nuclear Innovation North America LLC Developments, Including Impairment Charge, page 131

4.              We note you deconsolidated NINA as of March 31, 2011 because you determined you ceased to have a controlling financial interest despite retaining majority legal ownership.  We further note you withdrew from further financial participation but announced you would support your partners in attempting to develop STP 3 & 4 successfully; and, you contributed $14 million to NINA after you withdrew from further financial participation.  Please explain to us the factors that led you to conclude you no longer have a controlling financial interest.

Response:

As a result of the events that occurred in March of 2011, as further discussed below, the Company applied the guidance in ASC 810-10-25-5 in determining whether Toshiba’s noncontrolling rights would overcome the presumption of consolidation by the Company as the majority owner of NINA.  In relevant part, we evaluated under that guidance “… whether the noncontrolling rights, individually or in the aggregate, provide for the noncontrolling shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business.  Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest.  That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder.  ….”

In addition, ASC 810-10-25-11 specifically references the following as an illustration of a substantive participating right, which would overcome the presumption that the investor with a majority voting interest should consolidate its investee: “Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

Under the NINA Operating Agreement, Toshiba had the right to approve the annual budget and operating plans of NINA.  The Company had previously concluded that this was a protective right; however, when the nuclear incident at the Fukushima Daiichi Nuclear Power Station occurred in March of 2011, this was deemed to be a substantive participating right, as the circumstances resulting from the nuclear incident significantly impacted NINA’s viability and created an urgency to drastically curtail operating plans and make significant changes to the annual budget to a level which Toshiba was willing to provide liquidity for.

The Company also considered ASC 810-10-25-13, which states that “…although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.”

As of March 31, 2011, the Company’s economic interests in NINA represented equity of approximately $466 million.  As of March 31, 2011, Toshiba’s economic interests represented its total equity contributions of $150 million as well as long-term debt and accounts payable of approximately $400 million accumulated primarily from September through December of 2010 and in January through March of 2011, and totaled approximately $550 million.

Furthermore, based on the events that occurred in March of 2011, the NINA board of directors made several decisions impacting the business, including: a) the Toshiba credit facility would be used for licensing and construction costs up to an amount agreed to by Toshiba, b) Toshiba will control activities related to licensing work, c) Toshiba was granted an option to convert debt to equity at a rate equal to its initial investment and d) NINA’s current management was removed and its offices relocated.  At that time, NRG agreed to contribute a maximum of $20 million, primarily to support the reduction in NINA’s workforce and office relocation, of which $14 million was incurred through March 31, 2012.

The Company concluded, based on its decreased economic interest relative to the project subsequent to these events and Toshiba’s ability to take significant action in the ordinary course of business, as well as its contractual rights, that it no longer had a controlling financial interest in NINA and deconsolidated NINA as of March 31, 2011.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Assistant General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ KIRKLAND B. ANDREWS
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:                                Donna Di Silvio, Staff Accountant, Securities and Exchange Commission

Brian Curci, Esq., Assistant General Counsel, NRG Energy, Inc.

Ron Stark, Chief Accounting Officer, NRG Energy, Inc.